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                             May 13, 2024

       Jonathan Banas
       Chief Financial Officer
       Cooper-Standard Holdings Inc.
       40300 Traditions Drive
       Northville, Michigan 48168

                                                        Re: Cooper-Standard
Holdings Inc.
                                                            Form 10-K for the
Year Ended December 31, 2023
                                                            Filed February 16,
2024
                                                            File No. 001-36127

       Dear Jonathan Banas:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Segment Results of Operations , page 33

   1. We note that your discussion of changes in sales and Adjusted EBITDA by segment includes columns
reflecting the amount of variances due to volume/mix, foreign exchange, divestitures
and cost (increases) decreases. Please revise future filings to more clearly explain each
type of underlying factor as it affects each segment and quantify when there is more than
one reason (or offsetting reasons) for the change. For example, the cost (increases)
decreases column includes some positive variances and some negative variances for the
segments, but your disclosure only includes bullet points disclosing general factors that
caused the changes without quantifying or attributing those factors to specific segments.
Please revise future filings accordingly.
 Jonathan Banas
FirstName  LastNameJonathan
Cooper-Standard Holdings Inc.Banas
Comapany
May        NameCooper-Standard Holdings Inc.
     13, 2024
May 13,
Page 2 2024 Page 2
FirstName LastName
Note 21. Business Segments, page 85

2.       We note that you have included a line item titled    Corporate,
eliminations and other    as a
         reconciling item between the total of the reportable segments revenue and consolidated revenue and segment Adjusted EBITDA amounts and consolidated Adjusted EBTIDA. It also appears from your disclosures that this amount may include revenue and expenses from other business activities and operating segments that are not reportable. Please note that under the guidance in ASC 280-10-50-15, these amounts should be
included in an    all
         other    category and should be separate from other reconciling items
(i.e. corporate costs
         or intercompany eliminations) in the reconciliations required by paragraphs ASC 280-10-
         50-30 through 50-31. The sources of revenue in this    all other
category should also be
         described. Please revise accordingly.
3. We note that in your reconciliation of the reportable segment measure of profit or loss
         (Adjusted EBITDA) to consolidated Net loss attributable to Cooper-Standard Holdings
         Inc. , you begin the reconciliation with an Adjusted EBITDA measure that includes
         amounts for    Corporate, eliminations and other.    Please note that
the reconciliation
         should begin with a total of the Adjusted EBITDA for reportable segments only and then include the applicable adjustments to arrive at a consolidated Net loss attributable to
         Cooper-Standard Holdings Inc.. Please revise all reconciliations accordingly including
         total of reportable segments    revenue to consolidated revenue and
total of the reportable
         segments    assets to consolidated assets. All significant reconciling items should be
         separately identified and described. See guidance in ASC 280-10-50-30 and 50-31. Also, in this regard we note that you have included a line item in your reconciliation for a consolidated EBITDA amount. Please note that as this does not appear to be a segment measure of profitability, it would be considered a non-GAAP financial measure and should not be disclosed in the notes to the financial statements in accordance with Item
         10(e)(1)(ii)(C). Please revise future filings accordingly.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eiko Yaoita Pyles at 202-551-3587 or Claire Erlanger at 202-551-3301
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing